Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

06018666

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

16 November 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc from 1 November to 16 November 2006.

- Annual Report and Accounts
- Notification of Major Interests In Shares - Barclays

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dlw 11/22

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Annual Report and Accounts
Released	15:50 01-Nov-06
Number	PRNUK-0111

Copies of the Annual Report and Accounts 2006 for the following companies have been submitted to the UK Listing Authority:

1. Yorkshire Water Services Limited

2. Yorkshire Water Services Finance plc

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Contact:

Chris Hill

Assistant Company Secretary

01274 804135

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:00 16-Nov-06
Number	PRNUK-1611


KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland A/c 429079	33,722
Bank of New York	26,552
Barclays Capital Nominees Limited	55,000
Barclays Capital Nominees Limited	528,267
BNP Paribas	51,742
Barclays Global Investors Canada	27,393
Barclays Trust Co & Others	900
Barclays Trust Co DMC69 C 000000000000000000	540
Barclays Trust Co E99 C 000000000000000000	1,400
Barclays Trust Co R69	20,197
Chase Nominee Ltd A/c 16376	185,639
Chase Nominee Ltd A/c 20947	2,088,427
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	132,264
CIBC Mellon Global Securities	38,406


SEC MAIL
RECEIVED
NOV 2 2006
WASH., D.C.
SECTION

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	16 November 2006

12. Total holding following this notification

14,422,008

13. Total percentage holding of issued class following this notification

4.02%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification:16 November 2006

END

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